News for Immediate Release

Electrovaya Announces Q2 FY 2022 - March 31, 2022 Earnings Release and
Conference Call to Discuss the Quarterly Financial Results

Toronto, Ontario - May 3, 2022 Electrovaya Inc. (TSX: EFL) (OTCQB:EFLVF) today announced that it will release the financial results for the quarter ended March 31, 2022 on Tuesday May 10th, 2022 after the markets close. CEO Dr. Sankar Das Gupta, COO Dr. Raj Das Gupta and EVP & CFO Richard Halka will host a conference call on Wednesday May 11th, 2022 at 8:00 a.m. Eastern Time (ET) to discuss the results and provide a business update.

Conference Call Details:

The Company will hold a conference call on Wednesday, May 11th at 8:00 am Eastern Time (ET), to discuss the March 31, 2022 quarter end financial results and to provide a business update.

US and Canada toll free: 877-407-8291

International: + 1 (201) 689-8345

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on May 11, 2022 through May 25, 2022. To access the replay, the U.S. dial-in number is (877) 660-6853 and the non-U.S. dial-in number is +1 (201) 612-7415. The replay conference ID is 13729794.

For more information, please contact:

Investor Contact:

Jason Roy

Director, Investor Relations & Communications

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change and decarbonization by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.